January 17, 2020

Shoshana Shendelman, Ph.D.
President and Chief Executive Officer
Applied Therapeutics Inc.
545 5th Avenue, Suite 1400
New York, NY 10017

       Re: Applied Therapeutics Inc.
           Draft Registration Statement on Form S-1
           Submitted Janurary 10, 2020
           CIK No. 0001697532

Dear Dr. Shendelman:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Michael J. Schwartz, Esq.